[Letterhead of Barclays PLC]

December 11, 2007

By Hand and EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Attention:	Mr. Mark Webb, Division of Corporation Finance
Mr. Gregory Dundas, Division of Corporation Finance Mr. Michael Clampitt, Division of Corporation Finance

Re:	Application to Withdraw Registration Statement on Form F-4 of Barclays PLC (File No. 333-143666)

Dear Messrs. Webb, Dundas and Clampitt:

The offer (the “Offer”) by Barclays PLC (“Barclays”) and Barclays (Netherlands) N.V. (“Barclays Netherlands”) for the ordinary shares and American Depositary Shares (“ADSs”) of ABN AMRO Holding N.V. (“ABN AMRO”) expired on October 4, 2007. As previously notified pursuant to filings with the U.S. Securities and Exchange Commission (the “Commission”), on October 5, 2007, the Board of Directors of Barclays determined that not all of the conditions to the Offer had been fulfilled as of expiration and resolved to withdraw the Offer.

As a result of the lapse of the Offer, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), Barclays and Barclays Netherlands hereby request that an order be issued by the Commission as soon as possible granting the withdrawal of Barclays and Barclays Netherlands’s joint Registration Statement on Form F-4 (File No. 333-143666), including all amendments and exhibits thereto (the “Registration Statement”). The Registration Statement was filed to register securities to be issued to shareholders and ADS holders of ABN AMRO in connection with the Offer.

No Barclays securities or Barclays Netherlands securities were issued in connection with the Offer or pursuant to the Registration Statement. On November 30, 2007, Barclays and Barclays (Netherlands) filed Post-Effective Amendment No. 3 to the Registration Statement to withdraw the Registration Statement. The Commission declared Post-Effective Amendment No. 3 effective on December 3, 2007.

Barclays understands that the filing fees paid by Barclays (which include filing fees paid by Barclays on behalf of Barclays Netherlands, its wholly-owned subsidiary)

will be held by the Commission pursuant to Rule 477 under the Act, and, pursuant to Rule 457(p) under the Act, may be applied to a future registration statement or registration statements.

Please forward a copy of the order withdrawing the Registration Statement to the undersigned at Barclays PLC, 1 Churchill Place, London E14 5HP, United Kingdom, with a copy to our U.S. counsel, Sullivan & Cromwell LLP, 1 New Fetter Lane, London EC4A 1AN, United Kingdom, Attention: George H. White. If we can be of any further assistance or if you have any questions or require additional information, please do not hesitate to contact Mr. White at 011 44 20 7959 8900.

We thank you in advance for you time and consideration in connection with this matter and for the assistance and responsiveness of the staff of the Commission throughout the process of the Offer.

Respectfully submitted,

Barclays PLC

By	/s/ Patrick Gonsalves
	Name:	Patrick Gonslaves
	Title:	Deputy Secretary

Barclays (Netherlands) N.V.

By	/s/ D.P. Stolp
	Name:	D.P. Stolp
	Title:	Managing Director